SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2003

Irsa Inversiones y Representaciones Sociedad Anónima
 (Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.
 (Translation of registrant’s name into English)

Republic of Argentina
 (Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
  (Address of principal executive offices)

Form 20-F ☒	Form 40-F ☐

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
 (THE “COMPANY”)

REPORT ON FORM 6-K

          Attached is an English translation of the press release related to the quarterly financial statements of the nine month period ended on March 31, 2003.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

	By:	/s/ SAÚL ZANG

	Name:	Saúl Zang
	Title:	Second Vice Chairman of the Board of Directors

Dated: May 13, 2003

IRSA Inversiones y Representaciones Sociedad Anónima

Press Release — IIIQ FY 2003

IRSA and APSA cordially invite you to participate in their Third Quarter
Fiscal Year 2003 Results Conference Call

Thursday, May 15, 2003 at 10:00 a.m.,
Eastern Standard Time

The call will be hosted by:

Marcelo Mindlin, Executive Vice Chairman & CFO
Alejandro Elsztain, Director

If you would like to participate, please call:
1-877-691-0877 if you are in the US or
+(1 973) 582-2741 for international calls

Preferably 10 minutes before the call is due to begin.
The conference will be in English.

PLAYBACK
Friday, May 16, 2003
Please call: 1-877-519-4471 (US)
+(1 973) 341-3080 (International)
With the pin # 3921107

Press Release

FOR IMMEDIATE RELEASE

For further information, please contact:
Marcelo Mindlin – Vice Chairman and CFO
Alejandro Elsztain- Director
Gustavo Mariani – Finance Manager
+54 11 4323 – 7413
gm@irsa.com.ar
www.irsa.com.ar

IRSA Inversiones y Representaciones Sociedad Anónima announces third quarter of fiscal year 2003 results.

HIGHLIGHTS

Net result for the nine-month period ended March 31, 2003 grew to Ps.197.6 million as compared to a negative Ps.511.5 million in the same period for fiscal year 2002. Both results were greatly affected by the exchange rate fluctuations.

We continue taking advantage of market opportunities: we sold the Piscis Hotel and our stake in Valle de Las Leñas S.A., assets acquired during the second half of last year. The transaction yielded a gain of US$5.9 million in a short period of less than 8 months.

Outstanding increase in our shopping centres occupancy, reaching 96%, the sort of high rate  seen only prior to the economic crisis. Tenants increased sales by 62% in nominal terms and 19% in real terms during the third quarter.

The hotel segment continues to benefit from increased. The average hotel occupancy rate during the quarter was 60% in contrast to 44% in the same quarter last year. Hotels also showed an outstanding operating profit that exceeded all international averages.

After three years of inactivity in the development segment due to the recession, we have begun to examine new projects that would take advantage of low construction costs and strong demand in the higher-income market.

Dramatic reduction in the financing expenses with respect to the previous fiscal year following  successful debt restructuring at the end of 2002. It is important to note that as of the end of the present quarter, 92% of total financial debt corresponded to long term debt, while in the same period of last year it accounted for only 6% of total debt.

Our subsidiary APSA, once again repurchased debt at a face value of Ps.16.3 million obtaining a 16% discount which represents a gain of Ps.3.8 million.

Press Release

Buenos Aires, May 12, 2003 - IRSA Inversiones y Representaciones Sociedad Anónima (NYSE: IRS) (BCBA: IRSA), the leading real estate company in Argentina, announces its third quarter fiscal year 2003 results for the period ended on March 31, 2003.

Net income for the nine-month period ended March 31, 2003 grew to Ps.197.6 million or Ps.0.93 per share (Ps.9.32 per GDS) compared with a negative Ps.511.5 million, or Ps.2.41 per share (Ps.24.12 per GDS) for the third quarter of fiscal year 2002. Results per GDS were calculated using 21,199,927 GDSs (outstanding), with each GDS representing ten (10) ordinary shares.

Consolidated net sales for the nine-month period totaled Ps.164.1 million, compared with Ps.108.0 million registered in the same period last year.

The breakdown regarding net sales among the Company’s various business segments is as follows: Sales and Developments Ps.44.1 million, Offices and Other Rental Properties Ps.14.1 million, Shopping Centers Ps.80.6 million and Hotels Ps.25.3 million. Operating income for the period totaled Ps.18.5 million.

The financial statements ended March 31, 2003 recognize the effects of inflation until February 28, 2003, date in which the inflation adjustment method of financial statements was discontinued by regulation of the Comisión Nacional de Valores. Figures for the period ended March 31, 2002 have been restated at the closing date, adjusted by the coefficient 1.6647 according to the wholesale price index between July, 2002 and February, 2003.

Due to the subscription of the notes convertible into ordinary shares of Alto Palermo S.A. (APSA), as from the first quarter of fiscal year 2003, our Company has ceased using the proportional consolidating method for the confection of the income statements since this method no longer adequately reflects the results of our operations. We have adopted a method that consolidates our business’ operations under the outlines established by the Resolución Técnica No. 4 (“RT4”) of the F.A.C.P.C.E.. Under this consolidation method, subsidiaries in which the Company owns more than 50%, are 100% consolidated and those in which we own less than 50% are not consolidated and its results are reflected in our income statement as “Net income in affiliated companies”. The principal consequence of this method on our financial statements, is the consolidation of 100% of the revenues from our subsidiaries, Alto Palermo S.A., Palermo Invest S.A. and Hoteles Argentinos S.A. and the non-consolidation of the revenues from Hotel Llao Llao S.A.

The Consejo Profesional de Ciencias Económicas de Buenos Aires approved a series of technical resolutions which together with their amendments will be in force for fiscal years commenced on July 1, 2002. The Comisión Nacional de Valores, through Resolution 434/02, has adopted the aforementioned technical resolutions with some exceptions and amendments, which will be applied by us as from the next quarter. The major amendments introduced by the new technical resolutions that imply significant adjustments on the Company’s financial statements are related to the accounting treatment of the income tax under the deferred tax method, contracts with derivative instruments and the valuation of credits and debts without explicit interest rate, at their present values.

Press Release

Comment on the quarter’s operations

After a historic GDP fall of 10.9% -the second worst in the world during 2002- accompanied by a severe political, social and institutional crisis, the first quarter of 2003 did not surrender to the uncertainty generated by presidential elections and kept the path of economic recovery started a few months ago.

The economic pace of the country definitively reverted a four-year recession trend, led by a recovery of the industrial activity, mainly in sectors related to exports and to imports substitution. This sector accumulates a 20.2% rise for the first three months, compared to the same period last year, according to the monthly industrial indicator provided by the INDEC.

The decline in the demand for dollars, explained by a lower capital outflow from the country, and the collapse of imports that generated a strong trade surplus, strengthened the exchange rate appreciation in 12% during the quarter –24% from its peak in June 2002– although an active policy in the foreign exchange market, aiming to raise foreign reserves, was carried out by the Central Bank of the Argentine Republic (“BCRA”). This evolution of the exchange rate positively affected our financial position, given the high exposure of our dollar-denominated financial structure.

Source: Banco de la Nación Argentina.

Alternatively, the achievement of fiscal goals exceeding the amount agreed with the International Monetary Fund, which reached a Ps.1,790 primary surplus –19% over the agreed amount– contributed to strengthen the insipient economic stability.

In this context of investors’ confidence recovery, in which was also possible the definite opening of the “corralón” (frozen deposits), the time deposits for the third quarter of 2003 increased by Ps.6,162 million.

For our Company, the nine-month period ended March 31, 2003 evidenced a Ps.197.6 million profit.  This profit is primarily due to the Ps.147.7 million positive result of the “Financing Effects” item.  Such income statement item during the present consecutive nine months, has accumulated a net result of Ps.199.3 million, due to the 22% appreciation of the Peso (30% in real terms), from June 30, 2002 till the end of the present quarter.  Another variables generated a positive result of Ps.17.6 million.

The sales for the nine-month period ended March 31, 2003, amounted to Ps.164.1 million, a 51.9% increase as compared to Ps.108.0 million during the previous fiscal year.  This increase is primarily due to

Press Release

the consolidation, as from this fiscal year, of 100% of APSA revenues in the Shopping Center segment and an increase in the Sales and Development segment. Sales in the period from the Offices and Hotels segments have decreased with respect to the previous fiscal year.

In line with our strategy of taking advantage of market opportunities, on March 19, 2003, we sold Piscis Hotel and our stake in Valle de Las Leñas S.A., assets acquired during the second half of last year. Valle de Las Leñas S.A. is the operator of one of the most important ski resorts of the country and Hotel Piscis is a five-star hotel located in the aforementioned ski center. The transaction yielded a gain of US$ 5.9 million in a short period of less than 8 months. This sale was recorded on the Sales and Developments segment.

Our hotels continue to benefit from increased tourism, experiencing a constant improvement in their occupation levels. The gap between the low costs in Pesos and dollar-denominated rates are generating an unusual operating margin for the hotel business. In March, the Gross Operating Profit (GOP) was above international average, being 38.6% for the Sheraton hotel, 42.7% for the InterContinental hotel and 44.6% for the Llao Llao hotel.

Total assets increased by 31.0% as compared to the previous fiscal year, reaching Ps.2,023.9 million.  Financial debt was reduced in 8.7%, totaling Ps.757.6 million as of March 31, 2003. For a better comprehension of the evolution of our financial debt, we would like to make clear that the amount corresponding to the current period was increased by the consolidation of our controlled company, APSA. However, the effects of inflation on 2002 financial debt and our efforts to its restructuring have been reflected in a decrease as compared to the preceding period. Furthermore, it is important to note that as of the end of the present quarter, 92% of total financial debt corresponded to long term debt, while in the same period of last year it accounted for only 6% of total debt.

The EBITDA for the twelve-month period ended March 31, 2003 was of Ps.87.0 million, a decrease of 24% as compared to the twelve-month period ended March 31, 2002.

Press Release

Third quarter of fiscal year 2003 highlights, including significant operations occurred after the end of the quarter.

I. Offices and Other Rental Properties

During the nine-month period ended March 31, 2003, revenues from the Company’s rental portfolio reached Ps.14.1 million, as compared to Ps.37.3 million in the same period for fiscal year 2002. The average occupancy rate has maintained stable with respect to the previous quarter at 72%. Undoubtedly, this segment was the worst hit by the crisis as the occupancy rate and rent per sqm are still at the minimum level. Although the economy is reactivating, the persistent political uncertainty continues negatively affecting this sector.

The chart below presents information on the Company’s offices and other rental properties as of March 31, 2003.

Offices and Other Rental Properties

	Date of acquisition	Leasable Area (m2) (1)	Occupancy Rate(2)	Monthly Rental income Ps./000 (3)	Total rental income for the period ended March 31, Ps.000 (4)			Book Value Ps.000 (5)

					2003	2002	2001

Offices
Inter-Continental Plaza (6)	18/11/97	22,535	77%	456	4,896	10,662	12,050	64,071
Libertador 498	20/12/95	10,533	56%	200	1,872	4,456	5,259	35,486
Maipú 1300	28/09/95	10,325	78%	191	1,692	4,441	4,906	40,889
Laminar Plaza	25/03/99	6,521	90%	252	2,332	4,089	4,110	28,096
Madero 1020	21/12/95	3,075	74%	76	655	1,868	3,100	7,617
Reconquista 823/41	12/11/93	6,100	0%	0	0	2,166	2,539	17,490
Suipacha 652/64	22/11/91	11,453	45%	53	397	1,224	2,284	9,945
Edificios Costeros	20/03/97	6,389	31%	40	370	1,338	1,628	23,564
Costeros Dique IV	29/08/01	5,437	48%	50	546	1,525	0	17,583
Others (7)	—	3,556	45%	45	464	1,254	1,402	9,140

Subtotal		85,924	59%	1,363	13,224	33,023	37,278	253,881
Other Rental Properties
Commercial Properties (8)		4,076	98%	12	156	2,338	4,154	1,891
Other Properties (9)		33,478	100%	45	601	1,965	2,409	4,558

Subtotal		37,554	100%	57	757	4,303	6,563	6,449
Related Expenses
Management Fees					506	1,070	1,070

TOTAL OFFICES AND OTHER (10)		123,478	72%	1,420	14,487	38,396	44,911	260,330

Notes:
(1) Total leasable area for each property. Excludes common areas and parking.
(2) Calculated dividing occupied square meters by leasable area.
(3) Agreements in force as of 03/31/03 were computed.
(4) Total consolidated leases, according to the RT4 method, reexpressed as from 02/28/03. Excludes gross income tax deduction.
(5) Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation as of 02/28/03.
(6) Through Inversora Bolívar S.A.

(7) Includes the following properties: Madero 942, Av. de Mayo 595/99, Av. Libertador 602 y Sarmiento 517 (through our Company). Cumulative revenues of fiscal years 2002 and 2001 additionally include the revenues from Puerto Madero Dock 5 (fully sold). The revenues of fiscal year 2001 additionally include the revenues from Avenida de Mayo 701 and Puerto Madero Dock 6 (fully sold).

(8) Includes the following properties: Constitución 1111 and Alsina 934/44 (through our Company). Cumulative revenues additionally include: In fiscal years 2002 and 2001, the revenues from Santa Fe 1588 and Rivadavia 2243 (fully sold). In fiscal year 2001 the revenues from Sarmiento 580 and Montevideo 1975 (fully sold).

(9) Includes the following properties: the Santa Maria del Plata facilities (former Ciudad Deportiva de Boca Juniors, through the Company – only rents are included since book value is reflected on the Developments table) - Thames, units in Alto Palermo Park (through Inversora Bolívar S.A). Cumulative revenues include: In fiscal years 2001, the revenues from Serrano 250 (fully sold).

(10) Corresponds to the “Offices and Other Rental Properties” business unit mentioned in Note 4 to the Consolidated Financial Statements. Excludes gross income tax deduction.

Press Release

II. Shopping Centers - Alto Palermo S.A (“APSA”)

During the quarter ended March 31, 2003, we acquired 3.4 million additional shares of APSA, increasing our ownership in our subsidiary operator of shopping centers to 54.9%.

The net income of APSA for the nine-month period ended March 31, 2003 grew to Ps.82.3 million, which considerably contrasts with the negative Ps.49.0 million for the same period of the previous year.  The net income for the present period, it is mainly explained by a Net Financial Result of Ps.65.0 million, mostly originated by positive exchange rate differences due to its financial exposure in foreign currency and its depreciation against the Argentine Peso during the last months. Furthermore, the debt buyback at discount during these nine months yielded a gain of Ps.19.7 million.

As of March 31, 2003, APSA’s total revenues amounted to Ps.81.1 million, being 48.6% lower than total revenues for the same period of the previous year.  This drop is attributable to the reduction in real terms of collected leases, which indicates that revenues grew at a lower pace than wholesale inflation.

In spite of the appreciation of the real exchange rate, Argentina continued to be one of the preferred tourist destinations of South America for shopping. The country not only has substantial exchange advantages over its neighbors, but also offers an increasing wide range of tourist destinations, very complete and attractive to different kind of public.  During the quarter, the inflow of people through Ezeiza International Airport considerably increased by 45.4%, as compared to the same period of the previous year.  This was basically due to the fact that a year ago, Argentina was facing one of the major crises in its history.

In line with this, APSA’s tenant’s sales kept showing the sustained increase which is being evidenced as from the second half of 2002.  During the three months ended March 31, 2003, sales reached Ps.218.2 million; 61.6% higher than those for the same period last year. In real terms, this was a 19.4% improvement.

On the other hand, the upsurge in commercial activity was reflected in the increase of APSA’s occupancy levels, the sort of high rates seen only prior to the economic crisis. The evolution of this variable, not only refers to an improvement of its business, but also shows the excellent quality of APSA’s shopping center portfolio, which have a better performance regarding to their demand by potential tenants. As of March 31, 2003 the average occupancy rate of APSA’s shopping centers was of 96.1%.

APSA’s shopping centers occupancy evolution:

Press Release

Tenants’ average monthly sales per square meter for the nine-month period totaled approximately  Ps.430.

APSA’s shopping centers have received approximately 68.9 million visitors during the last twelve months.  Furthermore, during the first three months of 2003, shopping centers visitors reached its historic peak of approximately 17.9 million people.

In view of the improvement of its tenant’s position, APSA continue to apply the Coeficiente de Estabilización de Referencia (“CER”) upon a part of the contracts converted into pesos (“pesificados”) and increased the collection in concept of key money upon the signing or renewal of lease agreements in its Shopping Centers.

Tarjeta Shopping

During this quarter, Tarshop S.A., the credit card company in which APSA holds an 80% interest, had a 29.2% decrease in its credit card portfolio (including securitized receivables), from Ps.63.1 million as of March 31, 2002 to Ps.44.6 million as of March 31, 2003. In addition, the number of card holders decreased by 2,948 during this period, amounting to 145,671.

During the course of the quarters, Tarshop S.A. experienced a purge in its credit portfolio after the severe financial crisis. Selling expenses for bad debtors fell from Ps.4.3 million for the first quarter of fiscal year 2003, to Ps.1.6 million for the three months ended December 31, 2002 and to Ps.1.3 million for the quarter ended March 31, 2003. In addition, even if the current portfolio is smaller than it was a year before, it has a better credit quality, rising collection to pre-crisis levels.

Tarjeta Shopping’s share in credit card sales at Alto Palermo, Alto Avellaneda and Abasto de Buenos Aires as of March 31, 2003 was 4.7%, 29.9% and 16.0%, respectively.  The credit cards activation rate is approximately 54%.

The chart below presents information on APSA’s shopping centers as of March 31, 2003.

Shopping Centers

	Date of Acquisition	Gross Leasable Area m2 (1)	Percentage leased (2)	Total rental income for the nine- month period ended March 31, Ps./000 (3)			Book value Ps./000 (4)

				2003	2002	2001

Shopping Centers (5)
Alto Palermo	23/12/97	18,146	99%	19,635	31,184	39,588	252,224
Abasto	17/07/94	40,476	98%	14,978	29,091	36,221	191,303
Alto Avellaneda	23/12/97	28,251	99%	7,194	20,095	26,793	94,051
Paseo Alcorta	06/06/97	14,949	92%	8,886	16,062	20,104	73,580
Patio Bullrich	01/10/98	11,320	100%	7,698	11,646	12,951	129,411
Alto NOA Shopping	29/03/95	18,904	90%	1,505	3,360	4,006	21,211
Buenos Aires Design	18/11/97	14,291	92%	2,506	5,753	8,027	22,763
Fibesa and others (6)				2,933	4,578	7,146	—
Revenues Tarjeta Shopping				17,706	35,281	32,821	—

TOTAL SHOPPING CENTERS (7)		146,337	96%	83,041	157,050	187,657	784,543

Press Release

Notes:
(1) Total leasable area in each property. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by leasable area.
(3) Total consolidated rents, according to RT4 method, reexpressed as of 02/28/03. Excludes gross income tax deduction.
(4) Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation as of 02/28/03.
(5) Through Alto Palermo S.A.
(6) Includes revenues from Fibesa S.A. and Alto Invest.
(7) Includes revenues from Fibesa S.A. and Alto Invest.
(8) Corresponds to the “Shopping Centers” business unit mentioned in Note 4 to the Consolidated Financial Statements. Excludes gross income tax deduction.

III. Sales and Developments

Revenues from this segment were of Ps.44.1 million during the nine-month period ended March 31, 2003, as compared to Ps.40.2 million recorded during the same period of fiscal year 2002. This increase mainly results from the sale of the Piscis Hotel in March 2003 which was registered in this segment. The sale of our stake in Valle de Las Leñas S.A. is shown net of costs in Results from Operations and Holding of Real Estate Assets in this same segment.

In addition, the appreciation of the Peso and the opening of the “corralón” during the quarter and the low level of interest rates in developed countries, encouraged the public to invest in low-risk assets like real estate ones. In spite of the current lack of credit for the purchase of properties, the mentioned factors have begun to reactivate the real estate market.

Sales

Abril, Hudson, Province of Buenos Aires - During the quarter ended March 31, 2003, 52 lots of Abril were sold. We are already marketing all the projected neighborhoods, and 91% of the lots are sold. There are 73 houses under construction and 530 finished houses.

In March we sold the 40 pending lots to Pulte for Ps.3.2 million. Pulte cancelled the transaction by returning 27 lots previously acquired, amounting to Ps.2.8 million and cancelled the balance of Ps.0.5 million in cash.

Alto Palermo Park and Plaza – During the three-month period ended March 31, 2003 we sold 5 units of Alto Palermo Park for the total US$ 989,201 and 3 units of Alto Palermo Plaza for US$ 1,096,000. In this way we have successfully concluded the marketing of Alto Palermo Plaza.

Piscis Hotel and Valle de Las Leñas – On March 19, 2003, we sold the Piscis Hotel and our stake in the Valley of Las Leñas S.A. for US$ 9.7 million.

Developments

As a result of the clear signs of reactivation of the economy and the real estate market, we begun with the projects for future developments.

Cruceros, Dique 2 – It is a unique project in the area of Puerto Madero. The residential building of 6,400 sqm will be constructed next to the “Edificios Costeros” office building. It is oriented to the high- income sector and all its common areas have river view. It will be partially financed through the anticipated sale of apartments. The project is at an advanced stage and we expect to start the pre-sale in the next months.

Press Release

Purchase of Salguero plot - In March 2003, we signed a contract to purchase a plot in Salguero 3313, opposite Paseo Alcorta shopping center, the most exclusive residential area in the city of Buenos Aires. IRSA plans to build a residential building with large apartments and a privileged view. The transaction was made through an exchange with Establecimientos Providence S.A. in which IRSA will give Providence 25% of the functional units once the project is finished. With the sign of the deed contract, US$ 80,000 were paid in advanced, and US$ 230,000 are still pending to be paid at the moment of the deed of title, expected on June 26, 2003. At that moment, a mortgage guarantee will be made in favor of Providence for US$ 750,000 as a guarantee of the operation.

The following chart illustrates IRSA’s development properties as of March 31, 2003.

Press Release

Development Properties

	Date of acquisition	Estimated cost/ real cost (Ps. 000) (1)	Area destined for sales (m2)(2)	Total units or lots (3)	Percentage Constructed	Percentage sold (4)	Accumulated sales (Ps.000) (5)	Accumulated sales for the nine-month period ended March 31, (6) (Ps. 000)			Book value (Ps. 000) (7)

								03 (Ps. 000)	02 (Ps. 000)	01 (Ps. 000)

Apartment Complexes
Torres Jardín	18/7/96	56,579	32,244	490	100%	98%	70,028	161	1,919	5,512	484
Torres de Abasto (8)	17/7/94	74,810	35,630	545	100%	99%	109,245	462	4,595	8,590	555
Palacio Alcorta	20/5/93	75,811	25,555	191	100%	100%	76,583	1	589	—	—
Concepción Arenal	20/12/96	15,069	6,913	70	100%	99%	11,617	100	121	3,755	79
Alto Palermo Park (9)	18/11/97	35,956	10,369	73	100%	97%	46,027	3,865	9,227	820	1,216
Other (10)		50,430	26,545	184	100%	88%	56,717	3,730	2,757	2,843	994
Subtotal		308,655	137,256	1,553	N/A	N/A	370,217	8,319	19,208	21,520	3,328
Residential Communities
Abril/Baldovinos (11)	3/1/95	130,955	1,408,905	1,273	100%	92%	201,490	13,466	9,130	13,062	11,147
Villa Celina I, II y III	26/5/92	4,742	75,970	219	100%	99%	13,952	28	(52)	7	43
Villa Celina IV y V	17/12/97	2,450	58,480	181	100%	99%	9,482	—	85	2,708	10
Other		—	—	—	0%	0%	—	—	—	—	—
Subtotal		138,147	1,543,355	1,673	N/A	N/A	224,924	13,494	9,163	15,777	11,200
Land Reserve
Dique 3 (12)	9/9/99		10,474		0%	—	—	—	—	—	25,973
Puerto Retiro (9)	18/5/97		82,051		0%	—	—	—	—	—	46,203
Caballito	3/11/97		20,968		0%	—	—	—	—	—	13,616
Santa María del Plata	10/7/97		715,952		0%	—	—	—	—	—	116,065
Pereiraola (11)	16/12/96		1,299,630		0%	—	—	—	—	—	21,873
Monserrat (9)	18/11/97		3,400		0%	100%	5,518	—	—	1,803	—
Dique 4 (ex Soc del Dique)	2/12/97		4,653		0%	50%	12,310	—	—	12,310	6,160
Other (13)			4,439,447		0%		—	—	—	—	139,509
Subtotal			6,576,575		N/A	N/A	17,828	—	—	14,113	369,399
Other
Piscis Hotel		5,231		1	100%	100%	9,912	9,912	—	—	—
Sarmiento 580	12/1/94	11,691	2,635	14	100%	100%	10,837	—	—	10,837	—
Santa Fe 1588	2/11/94	8,341	2,713	20	100%	100%	8,166	—	8,165	—	—
Rivadavia 2243/65	2/5/94	8,166	2,070	4	100%	100%	3,660	—	3,168	—	—
Libertador 498	20/12/95	7,452	2,191	3	100%	100%	5,931	2,313	—	—	—
Constitución 1159	16/09/94	2,314	2,430	1	100%	100%	1,988	1,988	—	—
Madero 1020	21/12/95	9,896	2,768	5	100%	100%	8,154	5,626	—	—	1,637
Madero 940	31/08/94	2,867	772	1	100%	100%	1,649	1,649	—	—	—
Other Properties (14)		81,877	44,207	263	100%	99%	105,459	736	791	6,113	561
Subtotal		137,835	59,786	312	N/A	N/A	155,756	22,224	12,124	16,950	2,198
Subtotal		584,637	8,316,972	3,538	N/A	N/A	768,725	44,037	40,495	68,360	386,125
Interest for financing property sales – Management Fees								252	1,108	2,843
TOTAL (15)		584,637	8,316,972	3,538	N/A	N/A	768,725	44,289	41,603	71,203	386,125

Press Release

Notes:
(1) Cost of acquisition plus total investment made and/or planned if the project has not been completed, adjusted for inflation as of 02/28/03.

(2) Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces, but excluding common areas). In the case of Land Reserves the land  area was considered.

(3) Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).
(4) The percentage sold is calculated dividing the square meters sold by the total saleable square meters.
(5) Includes only cumulative sales consolidated by the RT4 method, adjusted for inflation as of 02/28/03.
(6) Corresponds to the Company’s sales consolidated by the RT4 method, adjusted for inflation as of 02/28/03. Excludes gross income tax deduction.
(7) Cost of acquisition plus improvement plus activated interest, adjusted for inflation as of 09/30/02. (8) Through APSA S.A.
(9) Through Inversora Bolívar S.A.

(10) Includes the following properties: Jerónimo Salguero 3133, Dorrego 1916 (fully sold through our Company), República de la India 2785 (fully sold), Arcos 2343, Fco. Lacroze 1732 (fully sold), Yerbal 855, Pampa 2966 J.M. Moreno 285 (through Baldovinos) and units for sale in Alto Palermo Plaza (through Inversora Bolívar).

(11) Directly through our Company and indirectly through Inversora Bolívar S.A.
(12) Through Bs As Trade & Finance S.A.

(13) Includes the following land reserves : Torre Jardín IV, Constitución 1159, Padilla 902, and Terreno Pilar (through our Company), and Pontevedra, Mariano Acosta, Merlo, Intercontinental Plaza II, Benavidez plots (through Inversora Bolívar S.A.) and Alcorta plots, Neuquén, Rosario, Caballito and the Coto project (through APSA S.A.).

(14) Includes the following properties: Sarmiento 517 (through our Company), Puerto Madero Dock 13, Puerto Madero Dock 5, Puerto Madero Dock 6, Av. De Mayo 701, Rivadavia 2768, Serrano 250; Montevideo 1975 (Rosario) (fully sold through our Company).

(15) Corresponds to the “Sales and Developments” business unit mentioned in Note 4 to the Consolidated Financial Statements. Excludes gross income tax deduction.

IV. Hotels

Total revenues from the hotel segment amounted to Ps.25.3 million for the nine-month period ended March 31, 2003, as compared to Ps.30.6 million recorded during the same period of fiscal year 2002. Despite the fall in sales, the hotel segment showed a recovery in its operating result, from a loss of Ps.3.9 million in the last period to a gain of Ps.1.2 million. This is the reduction of selling and administrative expenses, which helped to achieve a better synergy and cost saving. Consequently, all our hotels in particular the InterContinental hotel and the Llao Llao hotel, are showing a healthy cash flow.

The hotel segment continues with its very good performance, due to the increasing inflow of tourists to Argentina. Given the favorable conditions, the Government is promoting the increase of foreign tourism in the country, encouraging this activity which is generating a large income and shows a great potential. Average accumulated occupancy rates of our hotels have shown a substantial improvement in the present nine-month period, increasing to 55%, as compared to 43% recorded last year. Moreover, in the quarter ended march 31, 2003, the average occupancy rate reached a 60% that contrasts with a 44% in the same quarter of the previous fiscal year. In the same way, average room rates rose 56%, recording this year an average rate per room of Ps.236, as compared to Ps.151 for the same period of the previous year. The Llao Llao hotel with one of the highest room rates of Argentina, is consolidating itself as a first-class resort, unique in Argentina both for its services and location.

The InterContinental hotel was chosen in April 2003 as the “Best Hotel of South America” by the prestigious TV network CNN, receiving the “Ultimate Service Awards 2002”, one of the most important of the tourist industry at international level. In this way, the InterContinental Buenos Aires hotel is globally recognized as a regional leader for the excellence and high quality of the service provided to its clients. It is noteworthy that this award is based on the vote of each traveler who uses different hotel chains and knows how to distinguish luxury, warmth, comfort, and the best hospitality in the same place.

As we did many times during the 90’s, we continue taking advantage of opportunities in the market and on March 19, 2003 we sold the Piscis Hotel and our stake in the Valle de Las Leñas S.A. The transaction yielded a gain of US$ 5.9 million gain in a short period of less than 8 months. This sale was recorded on the Sales and Developments segment.

Press Release

ACQUISITION COST:

US$

Piscis Hotel	1,4
Shares of Valle de Las Leñas	2,4

3,8

SELLING PRICE:

	US$

Piscis Hotel		3,2
Shares of Valle de Las Leñas		6,5

		9,7

NET GAIN:	US$	5,9	155%

Because of the implementation of the new RT4 consolidation method, as from June 2002, revenues from Llao Llao hotel are no longer consolidated.

The chart below shows information regarding our Company’s hotels estimated for the nine-month period ended March 31, 2003.

Consolidated Hotels

Hotel	Date of acquisition	Number of rooms	Average occupancy	Avg. Price per room	Accumulated sales as of March 31, (Ps. 000) (3)			Book value as of March 31, 2003

			% (1)	Ps. (2)	2003	2002	2001	(Ps. 000)

Inter-Continental	11/97	312	53	246	16,650	18,109	29,947	57,972
Sheraton Libertador	3/98	200	48	220	8,291	12,461	17,709	40,195
Piscis (4)	9/02	—	—	—	334	—	—	—

Total		512	51	286	25,275	30,570	47,656	98,167

Non Consolidated Hotels

	Date of Acquisition	Number of rooms	Average occupancy % (1)	Avg. Price per room Ps. (2)	Accumulated sales as of March 31, (Ps. 000) (5)			Book value as of March 31, 2003 (6) (Ps. 000)
Hotel
					2003	2002	2001

Llao Llao	6/97	158	68	448	18,962	14,513	16,447	14,145

Total (7)		768	55	236	44,237	45,083	64,103	112,312

Notes:
(1)	Accumulated average in the nine-month period.
(2)	Accumulated average in the nine-month period.
(3)	Corresponds to our total sales consolidated under the traditional method adjusted by inflation as of March 02/28/03.
(4)	The Piscis Hotel was sold on March 19, 2003. See table “Sales and Developments”.
(5)	Although Llao Llao Hotel’s sales are no longer consolidated, we consider it is relevant to include them. It does not represent IRSA’s effective participation.
(6)	The book value represents the value of our investment.
(7)	It includes the total consolidated hotels plus Llao Llao, which is no longer consolidated.

Press Release

V. Financial Transactions and Others

Impact of exchange rate fluctuations on the Company’s financial position – Our dollar-denominated liabilities have been positively affected by the 22% Peso appreciation during the nine-month period ended March 31, 2003, generating a positive result for our Company of Ps.258.3 million. The exposure of our assets to this same macroeconomic indicator during the same period in fiscal year 2002 generated a loss of Ps.59.1 million. The net result generated by the appreciation of the Peso was of Ps.199.3 million and is registered under “Financial Results”. It considerably explains the gain for this period.

Purchase of APSA’s shares and Convertible Notes –During January 2003, we have acquired 3.4 million of additional shares of APSA, thus increasing our ownership to 54.9%. Moreover, we have acquired 2.6 million of APSA’s Convertible Notes that together with the 27,324,848 convertible notes subscribed at the moment of the issuance, amount to 59.9% of the convertible notes issued by our subsidiary.

Conversion of Notes - After the end of the third quarter ended March 31, 2003, the conversion right was exercised for 4,380 units. As a result, 8,862 common shares of Ps.1.0 face value per share were issued.
Hence, the amount of outstanding Convertible Notes decreased to U$S 99,995,170 while the Company’s outstanding shares went from 211,999,273 to 212,008,135.

Buyback of APSA’s debt - During the three-month period ended March 31, 2003 APSA continued the bond buyback process of the Ps.120 million APSA-SAPSA FRN due January 2005, repurchasing Ps.15.8 million face value, which would have represented a Ps.22.7 million debt as of March 31, 2003. To undertake this operation, a debt with IRSA and Parque Arauco was contracted. The cancellation in advance, allowed APSA to obtain a discount of 16% (Ps.3.6 million).

Additionally, APSA repurchased the amount of Ps.0.5 million of the Ps.85 million Notes due April 2005, which resulted in a Ps.0.2 million gain.

Improvement in the rating of our Global Program for up to US$ 250 million –On January 28, 2002, Fitch Argentina, raised the rating of our Global Program for up to US$ 250 million, from C (arg) to B- (arg). This raise is a consequence of our debt restructuring by which we have extended all maturities on a long-term basis. Our Secured Floating Rate Notes for US$ 37.4 million have been issued under this program.

New improvement of the risk rating of APSA’s structured debt - In April, 2003, Standard & Poor’s International Ratings LLC (local branch) raised the rating of the Ps.85 million Notes from raCCC+ with negative trend to raB+ with stable trend. According to some arguments presented by the rating agency, this rating upgrade reflects the “improvement in the performance and financial profile of the Company, due to the gradual recovery of the business variables of APSA as from the second half of 2002.  Additionally, the financial restructuring undertaken during 2002 resulted in an improvement in its cash flow as well as in its interest and indebtedness coverage ratios”.

Press Release

VI. Brief comments on prospects for the Oncoming Quarter

The recovery of the economy of our country is already an undeniable fact. There is still some political uncertainty that will be dissipated next May 18th in the presidential election. Last April 27 th, no candidate was able to obtain an absolute majority, leading to a second ballot for the next week between the former president Carlos Saúl Menem and the governor of the Province of Santa Cruz, Néstor Kirchner. Both candidates are from the “peronista” party.  Next President’s agenda will be plenty of questions pending to solve. It will inexorably have to include the sign of coalition agreements, to reach the proposed goals. These goals include signing and agreement with multilateral credit entities, which includes fiscal commitments and formulating public policies tending to reduce the high poverty levels. In addition, a successful restructuring of the public debt and the renegotiation of the concession contracts of utility companies will be crucial to the future of the country in the coming years.

After enduring one of the worst beatings of any economy in the world in 2002, the Argentina of 2003 has one of the highest growth prospects of any country. Thanks to the restructuring undergone by IRSA over the past few years, as well as the refinancing of our debt and the issuing of US$ 100 million in Convertible Notes, we are now in a privileged position and with enough cash to capitalize on opportunities arising in the market, and to launch those projects delayed by the recession.

After being hit by the crisis and the devaluation, Argentina arises as a great opportunity which we trust will be recognized by investors around the world. The capital inflow will restore the industry and the financial market, increasing our businesses. Our shopping centers and hotels are already being benefited from the tourism and we expect an increase even higher due to the rise in foreigner’ s visits.

We believe that our cautious track record distinguishes us in the Argentine market and we are firmly committed to continued growth that will help consolidate us as one of the most important groups in the country.

This press release contains statements that constitute forward-looking statements, in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. You should be aware that any such forward looking statements are no guarantees of future performance and may involve risks and uncertainties, and that actual results may differ materially and adversely from those set forth in this press release. We undertake no obligation to release publicly any revisions to such forward-looking statements after the release of this report to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

If you wish to be included or removed from IRSA, Cresud or APSA’s mailing list, please send an e-mail with your data to pvilarino@irsa.com.ar.

Press Release

IRSA
Consolidated financial highlights
For the nine-month period ended March 31, 2003 and 2002
(In thousands of Argentine Pesos expressed in constant currency as of 02/28/03)

	Nine months FY 2003	Nine months FY 2002	% Change

Income Statement
Corresponds to the consolidated income statement
Sales
Sales and Development	44,124	40,184
Offices and others	14,070	37,257
Shopping Centers	80,611	0
Hotels	25,275	30,570
Total sales	164,080	108,011	52%
Operating cost	-117,623	-61,655
Gross income	46,457	46,356	0%
Selling & Administrative Expenses	-38,081	-31,066
Loss on purchasers rescissions of sales contracts	5	0
Results from operations and holding of real estate assets	10,139	26,983
Operating Income	18,520	42,273	-56%
Financial results, net	216,869	-520,741
Net income in affiliated companies	-2,706	-21,490
Other income (expenses), net	6,893	-3,538
Ordinary (Loss)-Income before taxes	239,576	-503,496	148%
Minority Interest	-38,325	-1,788
Income tax	-3,623	-6,184
Ordinary (Loss)-Income	197,628	-511,468	139%
Extraordinary losses	0	0
Net (Loss)-Income	197,628	-511,468	139%
Balance sheet
Corresponds to the consolidated income statement according to the traditional method.
Cash and bank	59,301	37,928
Investments	174,015	99,960
Mortgages, notes and other receivables	52,785	141,289
Inventory	10,918	24,040
Total Current Assets	297,019	303,217	-2%
Mortgages and other receivables	61,343	88,112
Inventory	6,143	66,437
Investments	441,169	613,552
Fixed assets and intangible assets, net	1,218,271	474,083
Non Current Assets	1,726,926	1,242,184	39%
Total Assets	2,023,945	1,545,401	31%
Short-Term debt	63,304	771,697
Total Current Liabilities	134,734	831,563	-84%
Long-term debt	694,331	51,852
Total Non Current Liabilities	732,413	57,322	1178%
Total Liabilities	867,147	888,885	-2%
Minority interest	441,791	89,170
Shareholders’ Equity	715,007	567,346	26%
Selected Ratios
Debt/Equity Ratio	121.3%	156.7%	-23%
Book value per GDS	33.73	26.76	26%
Net Income per GDS	9.32	-24.13	139%
EBITDA (000) (period) – See Note 2	80,377	87,270	-8%
EBITDA (000) (last 12 months) – See Note 2	87,037	115,126	-24%
EBITDA per GDS	3,79	4,12	-8%
EBITDA /Net Income	0,41	-0,17	338%
Weighted Average of GDSs	21,199,927	21,199,927	0%

Note 1: The income statement is consolidated in a proportional basis whereas the EBITDA is prepared with information that has been consolidated by the RT4 method, which is the one defined in the Company’s covenants.
Note 2: The period’s EBITDA and the twelve months EBITDA have not been audited.

Press Release

IRSA
Information by business Unit
For the nine-month period ended March 31, 2002 and 2003
(In thousands of Argentine Pesos denominated in constant currency as of 02/28/03)

	Sales and Developments	Offices and Others	Shopping Centers	Hotels	International	TOTAL

For the nine-month period ended March 31, 2003
Sales	44,124	14,070	80,611	25,275	—	164,080
Costs	(43,897)	(7,204)	(51,771)	(14,751)	—	(117,623)
Gross profit	227	6,866	28,840	10,524	—	46,457
Administrative Expenses	(4,041)	(2,524)	(12,106)	(7,071)	—	(25,742)
Selling Expenses	(2,393)	(74)	(7,660)	(2,212)	—	(12,339)
Loss on purchasers rescissions of sales contracts	5	—	—	—	—	5
Results from operations and holding of real estate assets	10,139	—	—	—	—	10,139
Operating Income	3,937	4,268	9,074	1,241	—	18,520
Depreciations and Amortization (b)	3,505	4,916	42,756	4,656	—	55,833
For the nine-month period ended March 31, 2002
Sales	40,184	37,257	—	30,570	—	108,011
Costs	(28,816)	(10,401)	—	(22,438)	—	(61,655)
Gross profit	11,368	26,856	—	8,132	—	46,356
Administrative Expenses	(9,568)	(4,395)	(466)	(9,099)	(1,061)	(24,589)
Selling Expenses	(3,374)	(126)	—	(2,977)	—	(6,477)
Loss on purchasers rescissions of sales contracts	—	—	—	—	—	—
Results from operations and holding of real estate assets	(4,790)	—	286	—	31,487	26,983
Operating Income	(6,364)	22,335	(180)	(3,944)	30,426	42,273
Depreciations and Amortization (b)	1,696	6,665	—	3,142	—	11,504

Notes
(a)  Includes offices, retail stores and residential.
(b)  Included in the operative result.

Under the RT4 method, revenues from APSA for the period ended March 31, 2002 are not consolidated whereas for the period ended March 31, 2003 they are 100% concolidated.

Press Release

IRSA
Consolidated Financial Highlights
Quarterly information
For the nine-month period ended March 31, 2002 and 2003
(In thousands of Argentine Pesos denominated in constant currency as of 02/28/03)

	I Quarter Sep 02	II Quarter Dec 02	III Quarter Mar 03	Fiscal Year 2003

Income Statement
Corresponds to the proportional consolidated income statement
Sales:
Sales and developments	14,206	7,417	22,500	44,124
Offices and other	5,507	4,144	4,419	14,070
Shopping Centers	23,175	29,947	27,489	80,611
Hotels	7,316	9,713	8,246	25,275
International
Total sales	50,205	51,221	62,654	164,080
Operating costs	-37,753	-35,616	-44,253	-117,623

Gross income	12,451	15,605	18,401	46,457
Selling and administrative expenses	-15,899	-10,401	-11,781	-38,081
Loss on purchasers rescissions of sales contracts			5	5
Results from operations and holding of real estate assets	-781	0	10,920	10,139
Operating income	-4,229	5,204	17,545	18,520
Financial result, net	80,112	68,657	68,100	216,869
Net income in affiliated companies	347	-3,345	292	-2,706
Other income (expenses)	9,518	1,327	-3,952	6,893
Ordinary (Loss)-Income before taxes	85,748	71,843	81,985	239,576
Minority interest	-16,915	-10,066	-11,344	-38,325
Income tax	-1,642	-978	-1,003	-3,623
Ordinary (Loss)-Income	67,191	60,798	69,639	197,628
Extraordinary loss
Net (Loss)-Income	67,191	60,798	69,639	197,628

Press Release

Executive Office
Bolívar 108 1° Floor
+(54 11) 4323 7555
Fax +(54 11) 4323 7597
www.irsa.com.ar
C1066AAB – City of Buenos Aires – Argentina

Investor Relations
Marcelo Mindlin – Vice Chairman y CFO
Gustavo Mariani – Financial Manager
+(54 11) 4323 7513

Legal Advisors
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+(54 11) 4322 0033
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C1005AAK –City of Buenos Aires – Argentina

Register and Transfer Agent
Caja de Valores S.A.
+(54 11) 4317 8900
25 de Mayo 362
C1002ABH – City of Buenos Aires – Argentina

Independent Auditors
PricewaterhouseCoopers Argentina
+(54 11) 4319 4600
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C1107AAF – City of Buenos Aires – Argentina

Depositary Agent
Bank of New York
+(1 212) 815 2296
101 Barclay Street
10286 – New York, NY – United States of America